UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

Hudson Pacific Properties, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

444097109

(CUSIP Number)

Frank Cohen

The Blackstone Group LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Brian M. Stadler, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,080,559*
	8	SHARED VOTING POWER 2,570,728*
	9	SOLE DISPOSITIVE POWER 14,080,559*
	10	SHARED DISPOSITIVE POWER 2,570,728*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,651,287*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V.TE.1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,927,959*
	8	SHARED VOTING POWER 31,736*
	9	SOLE DISPOSITIVE POWER 4,927,959*
	10	SHARED DISPOSITIVE POWER 31,736*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,959,695*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,660,798*
	8	SHARED VOTING POWER 31,736*
	9	SOLE DISPOSITIVE POWER 12,660,798*
	10	SHARED DISPOSITIVE POWER 31,736*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,692,534*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners V.F L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,461,896*
	8	SHARED VOTING POWER 31,736*
	9	SOLE DISPOSITIVE POWER 3,461,896*
	10	SHARED DISPOSITIVE POWER 31,736*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,493,632*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,418,379*
	8	SHARED VOTING POWER 31,736*
	9	SOLE DISPOSITIVE POWER 1,418,379*
	10	SHARED DISPOSITIVE POWER 31,736*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,115*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,825,967*
	8	SHARED VOTING POWER 2,538,992*
	9	SOLE DISPOSITIVE POWER 9,825,967*
	10	SHARED DISPOSITIVE POWER 2,538,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,364,959*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,861,617*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,861,617*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,617*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,999,483*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,999,483*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,999,483*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI (AV) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,869,920*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,869,920*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,869,920*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (AIV) VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,319*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,319*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,319*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,535*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,535*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,535*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Family Real Estate Partnership VI – SMD L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,631*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 593,631*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,631*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Nantucket Services L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,736*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,736*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,736*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackhawk Services II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,538,992*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,538,992*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,538,992*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,587,306*
	8	SHARED VOTING POWER 2,538,992*
	9	SOLE DISPOSITIVE POWER 23,587,306*
	10	SHARED DISPOSITIVE POWER 2,538,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,126,298*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,131,212*
	8	SHARED VOTING POWER 2,570,728*
	9	SOLE DISPOSITIVE POWER 35,131,212*
	10	SHARED DISPOSITIVE POWER 2,570,728*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,701,940*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS BREP V Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,418,379*
	8	SHARED VOTING POWER 31,736*
	9	SOLE DISPOSITIVE POWER 1,418,379*
	10	SHARED DISPOSITIVE POWER 31,736*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,115*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS BREP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,535*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,535*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,535*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Family GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 593,631*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 593,631*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,631*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,581,327*
	8	SHARED VOTING POWER 2,538,992*
	9	SOLE DISPOSITIVE POWER 36,581,327*
	10	SHARED DISPOSITIVE POWER 2,538,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,120,319*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS BREA V L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,131,212*
	8	SHARED VOTING POWER 2,570,728*
	9	SOLE DISPOSITIVE POWER 35,131,212*
	10	SHARED DISPOSITIVE POWER 2,570,728*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,701,940*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,760,841*
	8	SHARED VOTING POWER 2,538,992*
	9	SOLE DISPOSITIVE POWER 23,760,841*
	10	SHARED DISPOSITIVE POWER 2,538,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,299,833*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS BREA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,587,306*
	8	SHARED VOTING POWER 2,538,992*
	9	SOLE DISPOSITIVE POWER 23,587,306*
	10	SHARED DISPOSITIVE POWER 2,538,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,126,298*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,581,327*
	8	SHARED VOTING POWER 2,538,992*
	9	SOLE DISPOSITIVE POWER 36,581,327*
	10	SHARED DISPOSITIVE POWER 2,538,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,120,319*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,760,841*
	8	SHARED VOTING POWER 2,538,992*
	9	SOLE DISPOSITIVE POWER 23,760,841*
	10	SHARED DISPOSITIVE POWER 2,538,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,299,833*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,760,841*
	8	SHARED VOTING POWER 2,538,992*
	9	SOLE DISPOSITIVE POWER 23,760,841*
	10	SHARED DISPOSITIVE POWER 2,538,992*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,299,833*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,881,160*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,881,160*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,881,160*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,881,160*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,881,160*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,881,160*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

SCHEDULE 13D

CUSIP No. 444097109

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,474,791*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,474,791*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,474,791*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Without regard to the Ownership Limitation (as defined in the Schedule 13D).

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Hudson Pacific Properties, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11601 Wilshire Boulevard, Suite 1600, Los Angeles, CA 90025.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	Blackstone Real Estate Partners V L.P., a Delaware limited partnership,

(ii)	Blackstone Real Estate Partners V.TE.1 L.P., a Delaware limited partnership,

(iii)	Blackstone Real Estate Partners V.TE.2 L.P., a Delaware limited partnership,

(iv)	Blackstone Real Estate Partners V.F L.P., a Delaware limited partnership,

(v)	Blackstone Real Estate Holdings V L.P., a Delaware limited partnership,

(vi)	Blackstone Real Estate Partners VI L.P., a Delaware limited partnership,

(vii)	Blackstone Real Estate Partners VI.TE.1 L.P., a Delaware limited partnership,

(viii)	Blackstone Real Estate Partners VI.TE.2 L.P., a Delaware limited partnership,

(ix)	Blackstone Real Estate Partners VI (AV) L.P., a Delaware limited partnership,

(x)	Blackstone Real Estate Partners (AIV) VI L.P., a Delaware limited partnership,

(xi)	Blackstone Real Estate Holdings VI L.P., a Delaware limited partnership,

(xii)	Blackstone Family Real Estate Partnership VI – SMD L.P., a Delaware limited partnership,

(xiii)	Nantucket Services L.L.C., a Delaware limited liability company,

(xiv)	Blackhawk Services II LLC, a Delaware limited liability company (collectively, together with the entities listed in clauses (i)-(xiii), the “Sponsor Stockholders”),

(xv)	Blackstone Real Estate Associates VI L.P., a Delaware limited partnership,

(xvi)	Blackstone Real Estate Associates V L.P., a Delaware limited partnership,

(xvii)	BREP V Side-by-Side GP L.L.C., a Delaware limited liability company,

(xviii)	BREP VI Side-by-Side GP L.L.C., a Delaware limited liability company,

(xix)	Blackstone Family GP L.L.C., a Delaware limited liability company,

(xx)	Blackstone Holdings II L.P., a Delaware limited partnership,

(xxi)	BREA V L.L.C., a Delaware limited liability company,

(xxii)	Blackstone Holdings III L.P., a Québec société en commandite,

(xxiii)	BREA VI L.L.C., a Delaware limited liability company,

(xxiv)	Blackstone Holdings I/II GP Inc., a Delaware corporation,

(xxv)	Blackstone Holdings III GP L.P., a Delaware limited partnership,

(xxvi)	Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company,

(xxvii)	The Blackstone Group L.P., a Delaware limited partnership,

(xxviii)	Blackstone Group Management L.L.C., a Delaware limited liability company (each of the foregoing a “Blackstone” entity), and

(xxix)	Stephen A. Schwarzman, a citizen of the United States of America.

The principal business address of each of the Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

(c) The principal business of the Sponsor Stockholders consists of making various real estate-related investments.

The principal business of Blackstone Real Estate Associates V L.P. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P., Blackstone Real Estate Partners V.F L.P., and other affiliated Blackstone entities. The principal business of BREP V Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Holdings V L.P. and other affiliated Blackstone entities.

The principal business of BREA V L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates V L.P. and other affiliated Blackstone entities.

The managing member of BREA V L.L.C. and sole member of BREP V Side-by-Side GP L.L.C. is Blackstone Holdings II L.P. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner of Blackstone Holdings II L.P. and other affiliated Blackstone entities

The principal business of Blackstone Real Estate Associates VI L.P. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Partners VI L.P., Blackstone Real Estate Partners VI.TE.1 L.P., Blackstone Real Estate Partners VI.TE.2 L.P., Blackstone Real Estate Partners VI (AV) L.P., Blackstone Real Estate Partners (AIV) VI L.P., and other affiliated Blackstone entities. The principal business of BREP VI Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Holdings VI L.P. and other affiliated Blackstone entities.

The principal business of Blackstone Family GP L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Family Real Estate Partnership VI – SMD L.P. and other affiliated Blackstone entities.

The principal business of BREA VI L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates VI L.P. and other affiliated Blackstone entities.

The managing member of BREA VI L.L.C. and sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the sole shareholder of Blackstone Holdings I/II GP Inc., the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

On December 6, 2014, the Issuer entered into an Asset Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, Hudson Pacific Properties, L.P. (the “Operating Partnership”) and certain affiliates of The Blackstone Group L.P. (the “Seller Parties”).

On April 1, 2015, pursuant to the Purchase Agreement, the Issuer consummated the transactions contemplated thereby and acquired a portfolio of 26 high-quality office assets totaling approximately 8.2 million square feet and two development parcels in the San Francisco Peninsula and Silicon Valley (the “Target Properties”) from the Seller Parties (the “Acquisition”) for the following cash and equity consideration:

•	Cash Consideration. The Operating Partnership delivered to the Seller Parties a payment in cash of an aggregate amount equal to approximately $1.75 billion (as adjusted pursuant to the terms of the Purchase Agreement).

•	Equity Consideration. The Buyer Parties delivered to the Sponsor Stockholders (as the designated affiliates of the Seller Parties) an aggregate amount of 8,626,311 newly-issued shares of Common Stock and 54,848,480 newly-issued units of common limited partnership interest in the Operating Partnership (the “OP Units”) (collectively, the “Equity Consideration”).

The description of the Purchase Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, a copy of which is identified as Exhibit B hereto and incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Sponsor Stockholders acquired the Equity Consideration described in Item 3 for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Sponsor Stockholders. Subject to the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Frank Cohen and Michael Nash are employees of The Blackstone Group L.P. or its affiliates, and John G. Schreiber is a partner and co-founder of Blackstone Real Estate Advisors, which is affiliated with The Blackstone Group L.P. Messrs. Cohen, Nash and Schreiber were designated by the Sponsor Stockholders to serve as directors of the Issuer and, in such capacities, each may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

The information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b). Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are a total of 88,023,583 shares of Common Stock outstanding as of April 1, 2015, as reported in the Issuer’s proxy statement filed on April 2, 2015, and takes into account the number of OP Units that may be deemed to be beneficially owned by the Reporting Persons, as applicable. Pursuant to the terms of the limited partnership agreement of the Operating Partnership, and subject to certain requirements and restrictions, OP Units are redeemable for shares of Common Stock, on a one-for-one basis, or, at the option of the Issuer, cash.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. The amounts set forth on the cover pages of this Schedule 13D are without regard to the Ownership Limitation (as defined below).

Notwithstanding the above, the number of shares of Common Stock for which the OP Units are exchangeable is limited pursuant to the Ownership Limitation. As of the date hereof, 45,767,735 OP Units that would otherwise be exchangeable may not be exchanged for shares of Common Stock as a result of the Ownership Limitation.

As of the date hereof, Blackstone Real Estate Partners V L.P. directly owns 1,913,567 shares of Common Stock and 12,166,992 OP Units, Blackstone Real Estate Partners V.TE.1 L.P. directly owns 669,716 shares of Common Stock and 4,258,243 OP Units, Blackstone Real Estate Partners V.TE.2 L.P. directly owns 1,720,620 shares of Common Stock and 10,940,178 OP Units, Blackstone Real Estate Partners V.F L.P. directly owns 470,476 shares of Common Stock and 2,991,420 OP Units, Blackstone Real Estate Holdings V L.P. directly owns 192,760 shares of Common Stock and 1,225,619 OP Units, Blackstone Real Estate Partners VI L.P. directly owns 1,335,362 shares of Common Stock and 8,490,605 OP Units, Blackstone Real Estate Partners VI.TE.1 L.P. directly owns 388,898 shares of Common Stock and 2,472,719 OP Units, Blackstone Real Estate Partners VI.TE.2 L.P. directly owns 815,338 shares of Common Stock and 5,184,145 OP Units, Blackstone Real Estate Partners VI (AV) L.P. directly owns 661,829 shares of Common Stock and 4,208,091 OP Units, Blackstone Real Estate Partners (AIV) VI L.P. directly owns 4,120 shares of Common Stock and 26,199 OP Units, Blackstone Real Estate Holdings VI L.P. directly owns 23,584 shares of Common Stock and 149,951 OP Units, Blackstone Family Real Estate Partnership VI – SMD L.P. directly owns 80,675 shares of Common Stock and 512,956 OP Units, Nantucket Services L.L.C. directly owns 4,313 shares of Common Stock and 27,423 OP Units and Blackhawk Services II LLC directly owns 345,053 shares of Common Stock and 2,193,939 OP Units.

The manager of Nantucket Services L.L.C. is, acting collectively and unanimously, Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P., Blackstone Real Estate Partners V.F L.P. and Blackstone Real Estate Holdings V L.P.

The manager of Blackhawk Services II LLC is, acting collectively and unanimously, Blackstone Real Estate Partners V L.P. and Blackstone Real Estate Partners VI L.P.

The general partner of each of Blackstone Real Estate Partners V L.P., Blackstone Real Estate Partners V.TE.1 L.P., Blackstone Real Estate Partners V.TE.2 L.P. and Blackstone Real Estate Partners V.F L.P. is Blackstone Real Estate Associates V L.P. The general partner of Blackstone Real Estate Holdings V L.P. is BREP V Side-by-Side GP L.L.C. The general partner of Blackstone Real Estate Associates V L.P. is BREA V L.L.C. The sole member of BREP V Side-by-Side GP L.L.C., and the managing member of BREA V L.L.C., is Blackstone Holdings II L.P.

The general partner of each of Blackstone Real Estate Partners VI L.P., Blackstone Real Estate Partners VI.TE.1 L.P., Blackstone Real Estate Partners VI.TE.2 L.P., Blackstone Real Estate Partners VI (AV) L.P. and Blackstone Real Estate Partners (AIV) VI L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Holdings VI L.P. is BREP VI Side-by-Side GP L.L.C. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The sole member of BREP VI Side-by-Side GP L.L.C., and the managing member of BREA VI L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Family Real Estate Partnership VI – SMD L.P. is Blackstone Family GP L.L.C., which is in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P.

The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein, including any shares subject to the Ownership Limitation, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed (other than by the Sponsor Stockholders, to the extent they directly hold shares of Common Stock reported on this Schedule 13D. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as set forth in Items 3, 4 and 5 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in the shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Stockholders’ Agreement

On April 1, 2015, in connection with the closing of the Acquisition, the Issuer entered into a Stockholders Agreement dated April 1, 2015 (the “Stockholders Agreement”) by and among the Issuer, the Operating Partnership, Blackstone Real Estate Advisors L.P. (“BREA”) and the Sponsor Stockholders. As described below, the Stockholders Agreement sets forth various arrangements and restrictions with respect to the governance of the Issuer and certain rights of the Sponsor Stockholders with respect to the Equity Consideration.

Board Nomination and Committee Representation Rights

Pursuant to the terms of the Stockholders Agreement, the Board of Directors of the Issuer (the “Board”) has expanded from eight to eleven directors, and three director nominees designated by the Sponsor Stockholders to the Board have been elected. Subject to certain exceptions, the Board will continue to include the Sponsor Stockholders’ designees in its slate of nominees, and will continue to recommend such nominees, and will otherwise use its reasonable best efforts to solicit the vote of the Issuer’s stockholders to elect to the Board the slate of nominees which includes those designated by the Sponsor Stockholders. The Sponsor Stockholders will have the right to designate three nominees for so long as the Sponsor Stockholders continue to beneficially own, in the aggregate, greater than 50% of the Equity Consideration. If the Sponsor Stockholders’ beneficial ownership of the Equity Consideration decreases, then the number of director nominees that the Sponsor Stockholders will have the right to designate will be reduced (i) to two, if the Sponsor

Stockholders beneficially own greater than or equal to 30% but less than or equal to 50% of the Equity Consideration and (ii) to one, if the Sponsor Stockholders beneficially own greater than or equal to 15% but less than 30% of the Equity Consideration. The Board nomination rights of the Sponsor Stockholders will terminate at such time as the Sponsor Stockholders beneficially own less than 15% of the Equity Consideration or upon written notice of waiver or termination of such rights by the Sponsor Stockholders. So long as the Sponsor Stockholders retain the right to designate at least one nominee to the Board, the Issuer will not be permitted to increase the total number of directors comprising the Board to more than twelve persons without the prior written consent of the Sponsor Stockholders.

For so long as the Sponsor Stockholders have the right to designate at least two director nominees, subject to the satisfaction of applicable New York Stock Exchange independence requirements, the Sponsor Stockholders will also be entitled to appoint one such nominee then serving on the Board to serve on each committee of the Board (other than certain specified committees).

Transfer and Standstill Restrictions

The Stockholders Agreement also includes: (i) standstill provisions, which require that, until such time as the Sponsor Stockholders beneficially own shares of Common Stock representing less than 10% of the total number of issued and outstanding shares of Common Stock on a fully-diluted basis, the Sponsor Stockholders and BREA are restricted from, among other things, acquiring additional equity or debt securities (other than non-recourse debt and certain other debt) of the Issuer and its subsidiaries without the Issuer’s prior written consent; and (ii) transfer restriction provisions, which restrict the Sponsor Stockholders from transferring any Equity Consideration (including shares of Common Stock issued to the Sponsor Stockholders in exchange for OP Units pursuant to the terms of the Third Amended and Restated Limited Partnership Agreement) (collectively, the “Covered Securities”) until November 1, 2015 (other than pursuant to certain specified exceptions), at which time such transfer restrictions will cease to be applicable to 50% of the Covered Securities. The transfer restrictions applicable to the remaining 50% of the Covered Securities will cease to be applicable on March 1, 2016 (or, if earlier, 30 days following written notice of waiver or termination by the Sponsor Stockholders of their board nomination rights described above). If, prior to November 1, 2015, the Sponsor Stockholders provide written notice waiving and terminating their director nomination rights described above, the transfer restrictions applicable to all the Covered Securities will cease to be applicable on November 1, 2015 and, if such written notice of waiver and termination is provided after November 1, 2015, then the transfer restrictions will cease to be applicable as of the earlier of March 1, 2016 and 30 days following the Issuer’s receipt of such written notice.

Further, under the terms of the Stockholders Agreement, the Issuer (in its capacity as the general partner of the Operating Partnership) has waived the 14-month holding period set forth in the Third Amended and Restated Limited Partnership Agreement before the Sponsor Stockholders may transfer any OP Units, and has agreed to admit any permitted transferee of a Sponsor Stockholder as a substituted limited partner of the Operating Partnership upon the satisfaction of certain conditions described in the Third Amended and Restated Limited Partnership Agreement and the Stockholders Agreement. Nevertheless, the Covered Securities are subject to the transfer restrictions described above.

Consent Right

Until April 1, 2017, the Issuer is required to obtain the prior written consent of the Sponsor Stockholders prior to the issuance of common equity securities by it or any of its subsidiaries other than up to an aggregate of 16,843,028 shares of Common Stock (and certain other exceptions).

Voting Agreement

Until such time as the Sponsor Stockholders beneficially own, in the aggregate, less than 15% of the Equity Consideration, each Sponsor Stockholder will cause all Common Stock held by it to be voted by proxy (i) in favor of all persons nominated to serve as directors of the Issuer by the Board (or the Nominating and Corporate Governance Committee thereof) in any slate of nominees which includes the Sponsor Stockholders’ nominees and (ii) otherwise in accordance with the recommendation of the Board (to the extent the recommendation is not inconsistent with the rights of the Sponsor Stockholders under the Stockholders Agreement) with respect to any other action, proposal or other matter to be voted upon by the Issuer’s stockholders, other than in connection with (A) any proposed transaction relating to a change of control of the Issuer, (B) any amendments to the Issuer’s charter or bylaws, (C) any other transaction that the Issuer submits to a vote of its stockholders pursuant to Section 312.03 of the New York Stock Exchange Listed Company Manual or (D) any other transaction that the Issuer submits to a vote of its stockholders for approval.

Redemption Rights of Sponsor Stockholders

Under the terms of the Stockholders Agreement, the Issuer (in its capacity as the general partner of the Operating Partnership) has waived the 14-month holding period set forth in the Third Amended and Restated Limited Partnership Agreement (as defined below) before the Sponsor Stockholders may require the Operating Partnership to redeem the OP Units and grants certain additional rights to the Sponsor Stockholders in connection with such redemptions. Redemptions of the OP Units held by the Sponsor Stockholders may be made in Common Stock or cash, at the election of the Issuer, pursuant to the terms of the Third Amended and Restated Limited Partnership Agreement. If the Issuer fails to timely provide notice of its election to the Sponsor Stockholders as provided in the Third Amended and Restated Limited Partnership Agreement, the Issuer will be deemed to have elected to cause the Operating Partnership to redeem all such tendered OP Units in exchange for shares of Common Stock.

Amendments to the Third Amended and Restated Limited Partnership Agreement

The Stockholders Agreement prohibits the Issuer, without the prior written consent of the Sponsor Stockholders, from amending certain provisions of the Third Amended and Restated Limited Partnership Agreement in a manner adverse in any respect to the Sponsor Stockholders (in their capacity as limited partners of the Operating Partnership), or to add any new provision to the Third Amended and Restated Limited Partnership Agreement that would have a substantially identical effect or from taking any action that is intended to or otherwise would have a substantially identical effect.

Registration Rights Agreement

On April 1, 2015, in connection with the closing of the Acquisition, the Issuer entered into a Registration Rights Agreement, dated April 1, 2015 (the “Registration Rights Agreement”) by and among the Issuer and the Sponsor Stockholders. The Registration Rights Agreement provides for customary registration rights with respect to the Equity Consideration, including the following:

•	Shelf Registration. The Issuer will prepare and file not later than August 1, 2015 a resale shelf registration statement covering the Sponsor Stockholders’ shares of Common Stock received as part of the Equity Consideration as well as shares issuable upon redemption of OP Units received as part of the Equity Consideration, and the Issuer is required to use its reasonable best efforts to cause such resale shelf registration statement to become effective prior to the termination of the transfer restrictions under the Stockholders Agreement (as described above).

•	Demand Registrations. Beginning November 1, 2015 (or earlier if transfer restrictions under the Stockholders Agreement are terminated earlier), the Sponsor Stockholders may cause the Issuer to register their shares if the foregoing resale shelf registration statement is not effective or if the Issuer is not eligible to file a shelf registration statement.

•	Qualified Offerings. Any registered offerings requested by the Sponsor Stockholders that are to an underwriter on a firm commitment basis for reoffering and resale to the public, in an offering that is a “bought deal” with one or more investment banks or in a block trade with a broker-dealer will be (subject to certain specified exceptions): (i) no more frequent than once in any 120-day period, (ii) subject to underwriter lock-ups from prior offerings then in effect, and (iii) subject to a minimum offering size of $50 million.

•	Piggy-Back Rights. Beginning November 1, 2015 (or earlier if transfer restrictions under the Stockholders Agreement are terminated earlier), the Sponsor Stockholders will be permitted to, among other things, participate in offerings for the Issuer’s account or the account of any other securityholder of the Issuer (other than in certain specified cases). If underwriters advise that the success of a proposed offering would be significantly and adversely affected by the inclusion of all securities in an offering initiated by the Issuer for the Issuer’s own account, then the securities proposed to be included by the Sponsor Stockholders together with other stockholders exercising similar piggy-back rights are cut back first.

Operating Partnership Agreement

On April 1, 2015, in connection with the closing of the Acquisition, the Issuer, as the general partner of the Operating Partnership, entered into the Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated April 1, 2015 (the “Third Amended and Restated Limited Partnership Agreement”) along with the Sponsor Stockholders and the other limited partners thereto. The principal changes to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended and as in effect immediately prior to the closing of the Acquisition, made by the Third Amended and Restated Limited Partnership Agreement were to add the provisions described below.

Restrictions on Mergers, Sales, Transfers and Other Significant Transactions of the Issuer

Prior to the date on which the Sponsor Stockholders and any of their affiliates own less than 9.8% of the Equity Consideration, the Issuer may not consummate any of (a) a merger, consolidation or other combination of the Issuer’s or the Operating Partnership’s assets with another person, (b) a sale of all or substantially all of the assets of the Operating Partnership, (c) sell all or substantially all of the Issuer’s assets not in the ordinary course of the Operating Partnership’s business or (d) a reclassification, recapitalization or change in the Issuer’s outstanding equity securities (other than in connection with a stock split, reverse stock split, stock dividend, change in par value, increase in authorized shares, designation or issuance of new classes of equity securities or any event that does not require the approval of the Issuer’s stockholders), in each case, which is submitted to the holders of Common Stock for approval, unless such transaction is also approved by the partners of the Operating Partnership holding OP Units on a “pass through” basis, which, in effect, affords the limited partners of the Operating Partnership that hold OP Units the right to vote on such transaction as though such limited partners held the number of shares of Common Stock into which their OP Units were then exchangeable and voted together with the holders of the Issuer’s outstanding Common Stock with respect to such transaction.

Stock Offering Funding of Redemption

If any Sponsor Stockholder or any of its affiliates who become limited partners of the Operating Partnership (“Specified Limited Partners”) delivers a notice of redemption with respect to OP Units that, if exchanged for Common Stock, would result in a violation of the Excepted Holder Limit (as defined below) or otherwise violate the restrictions on ownership and transfer of the Issuer’s stock set forth in its charter and that have an aggregate value in excess of $50 million as calculated pursuant to the terms of the Third Amended and Restated Limited Partnership Agreement, then, if the Issuer is then eligible to register the offering of its securities on Form S-3 (or any successor form similar thereto), the Issuer may elect to cause the Operating Partnership to redeem such OP Units with the net proceeds from a public or private offering of the number of shares of Common Stock that would be deliverable in exchange for such OP Units but for the application of the Excepted Holder Limit and other restrictions on ownership and transfer of the Issuer’s stock. If the Issuer elects to fund the redemption of any OP Units with such an offering, it will allow all Specified Limited Partners the opportunity to include additional OP Units held by such Specified Limited Partners in such redemption.

The Ownership Limit Waiver

In connection with the issuance of the Equity Consideration, pursuant to the terms of the Purchase Agreement, the Board has granted to the Sponsor Stockholders and certain of their affiliates a limited exception to the restrictions on ownership and transfer of Common Stock set forth in the Issuer’s charter that will allow the Sponsor Stockholders and such affiliates to own, directly, or indirectly, in the aggregate, up to 17,707,056 shares of Common Stock (the “Excepted Holder Limit”). The grant of this exception is conditioned upon the receipt of various representations and covenants set forth in the Sponsor Stockholders’ request delivered on April 1, 2015, confirming, among other things, that: neither the Sponsor Stockholders nor certain of their affiliates may own, directly or indirectly, (i) more than 9.9% of the interests in a tenant of the Issuer (other than a tenant of the 1455 Market Street office property) or (ii) more than 5.45% of the interests in a tenant of the 1455 Market Street office property, in each case subject to certain exceptions that may reduce such ownership percentage, but not below 2%. The request also includes representations intended to confirm that the Sponsor Stockholders’ and certain of their affiliates’ ownership of Common Stock will not cause the Issuer to otherwise fail to qualify as a REIT. The limitations described in this paragraph are referred to as the “Ownership Limitation”.

The Board will provide the exception to the Sponsor Stockholders and certain of their affiliates until (i) any such Sponsor Stockholder or affiliate violates any of the representations or covenants in the Sponsor Stockholders’ request or (ii) (a) any such Sponsor Stockholder or affiliate owns, directly or indirectly, more than the applicable ownership percentage (as described above) of the interests in any tenants and (b) the maximum rental income expected to be produced by such tenants exceeds (x) 0.5% of the Issuer’s gross income (in the case of tenants other than tenants of the 1455 Market Street office property) or (y) 0.5% of the 1455 Market Street Joint Venture’s gross income (in the case of tenants of the 1455 Market Street office property) for any taxable year (the “Rent Threshold”), at which time the number of shares of Common Stock that the Sponsor Stockholders and certain of their affiliates may directly or indirectly own will be reduced to the number of shares of Common Stock which would result in the amount of rent from such tenant(s) (that would be treated as related party rents under certain tax rules) representing no more than the Rent Threshold.

The descriptions of the Stockholders Agreement, the Registration Rights Agreement and the Third Amended and Restated Limited Partnership Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, copies of which are identified as Exhibits C, D and E hereto, respectively, and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of April 13, 2015, by and among the Reporting Persons (filed herewith).

Exhibit B	Asset Purchase Agreement, dated as of December 6, 2014, between Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and each of the Seller Parties (as defined therein) (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 11, 2014, and incorporated herein by reference).

Exhibit C	Stockholders Agreement, dated as of April 1, 2015, by and among Hudson Pacific Properties, Inc., Hudson Pacific Properties, L.P. and the other parties thereto (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 2, 2015, and incorporated herein by reference).

Exhibit D	Registration Rights Agreement, dated as of April 1, 2015, by and among Hudson Pacific Properties, Inc. and the other parties thereto (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on April 2, 2015, and incorporated herein by reference).

Exhibit E	Third Amended and Restated Agreement of Limited Partnership of Hudson Pacific Properties, L.P., dated as of April 1, 2015 (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on April 2, 2015, and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2015

BLACKSTONE REAL ESTATE PARTNERS V L.P.

By:	Blackstone Real Estate Associates V L.P., its general partner
By:	BREA V L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.TE.1 L.P.

By:	Blackstone Real Estate Associates V L.P., its general partner
By:	BREA V L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.TE.2 L.P.

By:	Blackstone Real Estate Associates V L.P., its general partner
By:	BREA V L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.F L.P.

By:	Blackstone Real Estate Associates V L.P., its general partner
By:	BREA V L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE HOLDINGS V L.P.

By:	BREP V Side-by-Side GP L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS VI L.P.

By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS VI.TE.1 L.P.

By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS VI.TE.2 L.P.

By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS VI (AV) L.P.

By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS (AIV) VI L.P.

By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE HOLDINGS VI L.P.

By:	BREP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE FAMILY REAL ESTATE PARTNERSHIP VI – SMD L.P.

By:	Blackstone Family GP L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

NANTUCKET SERVICES L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKHAWK SERVICES II LLC

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE ASSOCIATES V L.P.

By:	BREA V L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE ASSOCIATES VI L.P.

By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BREP V SIDE-BY-SIDE GP L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BREP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE FAMILY GP L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE HOLDINGS II L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BREA V L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BREA VI L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Hudson Pacific Properties, Inc., a Maryland corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: April 13, 2015

BLACKSTONE REAL ESTATE PARTNERS V L.P.

By:	Blackstone Real Estate Associates V L.P., its general partner
By:	BREA V L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.TE.1 L.P.

By:	Blackstone Real Estate Associates V L.P., its general partner
By:	BREA V L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.TE.2 L.P.

By:	Blackstone Real Estate Associates V L.P., its general partner
By:	BREA V L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS V.F L.P.

By:	Blackstone Real Estate Associates V L.P., its general partner
By:	BREA V L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE HOLDINGS V L.P.

By:	BREP V Side-by-Side GP L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS VI L.P.

By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS VI.TE.1 L.P.

By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS VI.TE.2 L.P.

By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS VI (AV) L.P.

By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE PARTNERS (AIV) VI L.P.

By:	Blackstone Real Estate Associates VI L.P., its general partner
By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE HOLDINGS VI L.P.

By:	BREP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE FAMILY REAL ESTATE PARTNERSHIP VI – SMD L.P.

By:	Blackstone Family GP L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

NANTUCKET SERVICES L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKHAWK SERVICES II LLC

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE ASSOCIATES V L.P.

By:	BREA V L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE REAL ESTATE ASSOCIATES VI L.P.

By:	BREA VI L.L.C., its general partner

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BREP V SIDE-BY-SIDE GP L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BREP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE FAMILY GP L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE HOLDINGS II L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BREA V L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BREA VI L.L.C.

By:	/s/ Frank Cohen
Name:	Frank Cohen
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS I/II GP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman